SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for April 28, 2010

Item 1

FREE TRANSLATION
FOR IMMEDIATE RELEASE

Buenos Aires, April 8, 2010

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Documentation of the General Ordinary and Extraordinary Shareholders Meeting summoned for April 28, 2010

I am writing you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to present complementary documentation of the referred Shareholders Meeting that was summoned by the Board of Directors of the Company.

We hereby attach:

a)	The proposals of the Board with respect to the matters submitted for the consideration of the Shareholders Meeting.

b)	The Minute of the Audit Committee with the opinion regarding the reasonability of the proposals of the Board of Directors to the Shareholders Meeting in respect to the issues of its competition.

Sincerely,

María Delia Carrera Sala
Attorney-in-fact

PROPOSALS OF THE BOARD OF DIRECTORS FOR THE ITEMS TO BE
DISCUSSED AT THE ORDINARY AND EXTRAORDINARY
SHAREHOLDERS’ MEETING OF APRIL 28, 2010

The Board of Directors submits to the shareholders the following proposals for the matters to be considered at the Ordinary and Extraordinary Meeting of Shareholders called for April 28, 2010:

Proposal on the 1st item of the Agenda:

It is proposed that “the Chairman of the meeting should be delegated the authority to appoint the two shareholders or proxies who shall approve and sign the Minutes.”

Proposal on the 2nd item of the Agenda:

The reasons for the delay of the ordinary meeting of shareholders where Fiscal Year 2008 documents would be reviewed shall be informed. This meeting was originally called for April 28, 2009 and then rescheduled to September 9, 2009, but was suspended both times by court resolution.

Proposal on the 3rd item of the Agenda:

It is proposed that the shareholders “should approve the documents related to Fiscal Year 2008 (Annual Report, Summary Report, Report under section 68 of the Buenos Aires Stock Exchange Listing Rules, the Financial Statements with all Tables, Notes and Exhibits thereof, the Supervisory Committee’s Report, the Audit Committee’s Annual Report and any other document for the fiscal year, including the English-language documents requested by the Securities & Exchange Commission), as approved by the Board of Directors, the Supervisory Committee and the Audit Committee, respectively”.

Proposal on the 4th item of the Agenda:

The following proposal is submitted: “Allocation of P$ 12,633,414.- (5% of the net income of Fiscal Year 2008) to the Statutory Reserve and application of the balance of Retained Earnings as of December 31, 2008 (P$ 240,034,873.-) for the partial reconstitution of the Statutory Reserve.  At the Shareholders Meeting of April 27, 2006, the amounts in the Statutory Reserve had been applied to absorb the accumulated deficit as of December 31, 2005 (P$ 277,242,773.-). No capitalization of capital monetary adjustment is proposed as the current outstanding capital amount is deemed adequate”.

Proposal on the 5th item of the Agenda:

Proposal to “approve the documents regarding Fiscal Year 2009 (Annual Report including Corporate Governance Report, Summary Report, Report under section 68 of the Buenos Aires Stock Exchange Listing Rules, the Financial Statements with all Tables, Notes and Exhibits thereof, the Supervisory Committee’s Report, the Audit Committee’s Annual Report and any other document for the fiscal year, including the English– language documents requested by the Securities & Exchange Commission), as  approved by the Board of Directors at its meeting of March 11, 2010, the Supervisory Committee (report dated March 11, 2010) and the Audit Committee, respectively”.

Proposal on the 6th item of the Agenda:

The following proposal is submitted for consideration at the Shareholders’ Meeting: “Allocation of P$ 70,249,535.- (5% of net income of Fiscal Year 2009) to the Statutory Reserve, allocation of P$ 37,207,900.- to fully reconstitute the Statutory Reserve that had been applied to absorb losses per a decision made at the Shareholders Meeting of April 27, 2006; allocation of P$ 1,053,287,646.- for the distribution of a cash dividend, and the roll-over to the new fiscal year of a balance of Retained Earnings as of December 31, 2009 (P$ 244,245,627.-). The proposed cash dividend represents 107% of the share capital and the par value of the shares, and the three classes of shares outstanding (A, B and C) have the right to receive this distribution.

Furthermore, it is proposed that the payment of this dividend should be made in two installments on the following dates and amounts: May 5, 2010, the amount of P$ 689,066,685 and December 20, 2010, the amount of P$ 364,220,961. It is also proposed that the Board of Directors be delegated the authority to implement the necessary measures to pay the abovementioned dividends, which the Board may in turn delegate to directors or officers of the Company.

It is hereby informed that the Company shall deduct from the amount of the first installment to be distributed as dividend, the amount paid by the Company as personal asset tax (pursuant to unnumbered section following section 25 of Law No. 23.966 and its amendments) for the fiscal year 2009 and due as of the dividend payment date, unless the corresponding shareholders provide evidence that: (i) they have deposited the relevant tax amount in the Company’s account or (ii) they did not have any shareholdings as of December 31, 2009.

No capitalization of capital monetary adjustment is proposed as the current outstanding capital amount is deemed adequate.”

Proposal on the 7th item of the Agenda:

The shareholders should review the performance of the members of the Board of Directors and the Supervisory Committee who served from April 29, 2008 to date.

Proposal on the 8th item of the Agenda:

It is proposed that the shareholders “should approve the payment of fees in the aggregate amount of P$ 7,700,000.- to the Board of Directors for their services rendered from the date of their appointment at the Shareholders Meeting of April 29, 2008 (or later in the case of a director appointed by the Supervisory Committee) to the date of this Meeting (24 months of service.  This compensation represents 0.48% of “accountable profit” for combined Fiscal Years 2008 and 2009”.

Proposal on the 9th item of the Agenda:

It is proposed that the shareholders “should authorize the Board of Directors to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2010 of up to an aggregate amount of P$ 4,500,000.- (from the date of the Shareholders Meeting until the Shareholders Meeting at which their successors will be designated), contingent on the decision adopted at the shareholders meeting at which the financial statements for Fiscal Year 2010 will be reviewed. Furthermore, it is proposed that the Board of Directors be authorized to increase this amount in the event that inflation occurs”.

Proposal on the 10th item of the Agenda:

It is proposed that the shareholders should “Approve a full compensation of P$ 1,188,000.- to the Supervisory Committee members for the duties performed from the date of their appointment at the Shareholders Meeting held on April 29, 2008 until the date of this Meeting (24 months of service), authorizing the Supervisory Committee to distribute this amount as it may deem convenient. It is also proposed that the Board of Directors should be authorized to make advance payment of fees of up to P$700,000.- to the Supervisory Committee members acting during the twenty-second fiscal year, contingent upon any decision adopted at the Shareholders Meeting that reviews the documents for such fiscal year.  Furthermore, it is proposed that the Board of Directors be authorized to increase this amount in the event that inflation occurs”.

Proposal on the 11th, 12th and 13th items of the Agenda:

The Board of Directors abstains from submitting a proposal regarding the above-referenced items. In this regard, it is noted that the Company’s Bylaws provide that the Shareholders´ Meeting should appoint no less than three and no more than nine directors to hold office for the term of one fiscal year and the same or a lesser number of alternate directors. It is necessary to appoint three or five regular members and the same number of alternate members to the Supervisory Committee. Those shareholders proposing candidates to serve on the Board of Directors and the Supervisory Committee are reminded of the requirement to inform the Shareholders’ Meeting if the candidates are “independent” or “non-independent”. The Board of Directors also reminds the shareholders that no less than three regular directors must be appointed to take part in the Audit Committee. These directors must qualify as “independent” under Rule 10 A-3 of the Securities & Exchange Commission, and at least two of them must also qualify as “independent” under the rules of Comisión Nacional de Valores. Additionally, one or more alternate members who qualify as “independent” under both sets of rules should be appointed as substitutes for any event requiring a replacement of regular members of the Audit Committee.

Proposal on the 14th item of the Agenda:

It is proposed that “the shareholders should ratify the resolution of the Board of Directors which establishes that the accounting firm “Price Waterhouse & Co. S.R.L.” (which performed the same duties during Fiscal Year 2008) will continue acting as the Company’s independent auditors for Fiscal Year 2009. Carlos Nestor Martinez, as certified public accountant, signed the financial statements for this fiscal year”.

Proposal on the 15th item of the Agenda:

It is proposed that the shareholders “should approve full compensation in the amount of P$ 3,136,500.- (excluding  VAT), for the audit services rendered by the Independent Auditors during Fiscal Year 2008.  P$ 1,455,000 of this amount corresponds to the audit of the financial statements and P$ 1,681,500.- corresponds to audit tasks related to certification under section 404 of the Sarbanes Oxley Act.

Furthermore, it is proposed that the compensation for the independent audit of the Fiscal Year 2009 financial statements be set in the amount of P$ 3,430,000 (excluding VAT), P$ 1,630,000.- of which corresponds to the audit of the financial statements and P$ 1,800,000.- to the audit tasks related to certification under Section 404 of the Sarbanes Oxley Act”.

Proposal on the 16th item of the Agenda:

It is proposed that the shareholders “appoint the accounting firm “Price Waterhouse & Co. S.R.L.” as Independent Auditors of the Company for Fiscal Year 2010 and that their compensation should be fixed at the Shareholders Meeting that reviews the Fiscal Year 2010 documentation, delegating to the Audit Committee the authority to determine how their service will be rendered and to make advance payment of fees. Upon this proposal’s approval, Alejandro Frechou will act as regular certified public accountant and Carlos Nestor Martinez as his alternate”.

Proposal on the 17th item of the Agenda:

The shareholders shall be informed that during Fiscal Year 2009, P$271,950 were invested in the operation and training of the Audit Committee. “It is proposed to the shareholders that, in accordance with the Audit Committee’s estimate, the budget for the operation of this Committee during Fiscal Year 2010 be set at P$ 750.000”.

Proposal on the 18th item of the Agenda:

The shareholders shall be informed that (i) although the acquisition of Cubecorp Argentina S.A. has yet to be approved by the authorities having jurisdiction over the application of  Antitrust Law  No. 25,156, the Board of Directors of Telecom Argentina S.A. timely decided to merge Cubecorp Argentina S.A. with Telecom Argentina S.A.; and (ii) this merger does not qualify as a new economic concentration requiring the approval by the authorities responsible for enforcing Law No. 25,156.. Also, “it is proposed that the shareholders should approve the Consolidated Special Merger Balance Sheet of Cubecorp Argentina S.A. and Telecom Argentina S.A., prepared as of December 31, 2008 and the relevant Supervisory Committee report of the as submitted by the Board of Directors and the Supervisory Committee, respectively”.

Proposal on the 19th item of the Agenda:

It is proposed that “the shareholders should approve the Preliminary Merger Agreement executed by Cubecorp Argentina S.A. (as acquired company which will be dissolved without liquidation) and Telecom Argentina S.A. (as surviving company), and approved by the Board of Directors of Telecom Argentina S.A. on March 6, 2009”.

Proposal on the 20th item of the Agenda:

It is proposed that “the shareholders authorize Vice Chairman, Gerardo Werthein, and the alternate director Adrian Werthein so that any of them indistinctly may execute the Final Merger Agreement with Cubecorp Argentina S.A. and any supplementary document thereof. It is also proposed that the shareholders should appoint Maria Delia Carrera Sala, Andrea Viviana Cerdan, Graciela Matilde Lazzati, Alejandra Lea Martinez, Solange Barthe, Pedro Gaston Insussarry and Marcelo Fabian Kozak as attorneys-in-fact, so that any of them, individually and without distinction, may take all the necessary steps for the approval and registration of the merger between Telecom Argentina S.A. and Cubecorp Argentina S.A”.

Proposal on the 21st item of the Agenda:

The shareholders should decide if the resolution approved at the Shareholders Meeting held on April 29, 2008 should be changed. This resolution did not approve Gerardo Werthein’s performance as director and Vice Chairman of Telecom Argentina S.A. during the nineteenth fiscal year.

Gerardo Werthein
Vice-Chairman in the exercise of the Presidency

MINUTES OF
AUDIT COMMITTEE MEETING No. 82

PARTICIPATING MEMBERS:	Enrique Garrido, Esteban Gabriel Macek and Domingo Jorge Messuti

SECRETARY:	Ricardo Luttini

EXTERNAL ADVISOR:	Carlos Fernández Funes

DATE OF MEETING:	March 25, 2010

RELEVANT PART:

III.           OPINION ON THE PROPOSALS THAT THE BOARD OF DIRECTORS INTENDS TO SUBMIT TO THE GENERAL ORDINARY ANNUAL SHAREHOLDERS MEETING

The Board of Directors of the Company, at its meeting No. 255 held last March 16, resolved to request that the Audit Committee, in accordance with sections 13 and 15, subsections a) and e) of Decree 677/01 and Section 10A of the U.S. Securities Exchange Act, issue an opinion on the proposals that the Board of Directors intends to submit to the Annual General Ordinary Shareholders Meeting for consideration.

Messrs. Messuti and Garrido were informed about the relevant part of the Minutes of such meeting which was attended by Directors Gerardo Werthein and Esteban Macek; non-voting Alternate Directors Adrian Werthein and Eduardo F. Bauer and members of the Supervisory Committee Diego Serrano Redonnet, Jacqueline Berzon and Gerardo Prieto.

The proposals submitted are included below:

1)      The proposal to allocate the aggregate compensation of P$7,700,000 to the members of the Board of Directors serving from April 29, 2008 until the date of the Shareholders’ Meeting that would appoint their successors (24 months of service).

It should be noted that in respect of the Board of Directors compensation for fiscal year 2008, in March 2009 the Audit Committee issued its opinion approving the Board of Directors’ proposal to pay P$3,500,000 (1.44% of accountable earnings of fiscal year 2008). Since the directors’ term of office was extended for 12 months, It was deemed reasonable to maintain the proposed amount for the first 12 months and add P$4,200,000 (0.31% of accountable earnings for Fiscal Year 2009) for the second 12 months, which implies a 20% increase over the compensation for the previous period. These amounts add up to an aggregate amount of P$7,700,000.- for the twenty-four month period. This aggregate amount represents 0.48% of the aggregate accountable earnings for fiscal years 2008 and 2009, calculated according to the Rules of  the Comisión Nacional de Valores

It also proposed that the shareholders should authorize the Board to make advance payments of up to four million and five hundred pesos (P$ 4,500,000.) to those directors who shall render services during fiscal year 2010 (from the date of the shareholders’ meeting that appoints them to the date of the meeting designating their successors), contingent upon the decision rendered at the Shareholders' Meeting of such fiscal year, authorizing the Board of Directors to increase such amount in the event of inflation.

2)       The proposal to pay to Price Waterhouse & Co. S.R.L., for its services as Independent Auditors of Telecom Argentina’s financial statements for fiscal year 2009, the amount of P$ 3,430,000.- excluding VAT,  of which P$ 1,630,000.-  are assigned to fees for financial statements audit tasks and 1,800,000 to audit tasks related to certification under Section 404 of the Sarbanes Oxley Act.

3)       The proposal to appoint Price Waterhouse & Co. S.R.L. as Independent Auditors for the financial statements for the fiscal year ending on December 31, 2010, where Alejandro Frechou will act as regular Certified Public Accountant and Carlos Nestor Martinez as alternate.

It was requested that the Audit Committee inform about the amount of expenses assigned for its operation and training during Fiscal Year 2009.  This request was made in order to inform the Shareholders’ Meeting, estimate the funds it deems necessary to carry out its duties during fiscal year 2010 and request approval of the budget at the Shareholders’ Meeting.

1)
Opinion on the Proposal of Fees Payable to the Board of Directors acting from April 29, 2008 to the date of the meeting at which Successors would be Designated, for fiscal years 2008 and 2009; Opinion regarding the Proposal to make Advance Payment to Directors acting during Fiscal Year 2010

The Board of Directors approved the proposal to assign to the directors acting from April 29, 2008 until the date of the meeting designating their successors (24 months of service) the aggregate compensation of P$7,700,000.-

It should be noted that with respect to the Board of Directors’ compensation for fiscal year 2008, in March 2009 the Audit Committee issued its opinion in favor of the Board’s proposal to pay P$3,500,000 (1.44% of accountable earnings for fiscal year 2008). Since the directors’ term of office was extended for 12 months, It was deemed reasonable to maintain the proposed amount for the first 12 months and add P$4,200,000 (0.31% of accountable earnings for Fiscal Year 2009) for the second 12 months, which implies a 20% increase over the compensation for the previous period. These amounts add up to an aggregate amount of P$7,700,000.- for the twenty-four month period. This aggregate amount represents 0.48% of the aggregate accountable earnings for fiscal years 2008 and 2009, calculated according to the Rules of the Comisión Nacional de Valores.

It would also be proposed that an authorization be made at the Shareholders Meeting that the Board make advances of up to four million and five hundred thousand pesos (P$ 4,500,000.) to those directors who shall render services during fiscal year 2010, authorizing the Board to increase such amount in the event of inflation, contingent upon the decision rendered at the Shareholders' Meeting where the documents for such fiscal year will be reviewed.

According to section 15 subsection e) of Decree No. 677/01, the Audit Committee must issue an opinion on the reasonableness of the proposal to pay P$7,700,000 to the Board of Directors for its 24 months of service. Accordingly, the Audit Committee ratified its previously-issued opinion in favor of the proposal to pay fees for 12 months of service in the amount of $3,500,000 (1.44% of accountable earnings for fiscal year 2008). It also considered reasonable the proposal to increase the amount by P$4,200,000 for the second 12 months of service performed by the Board, which represents 0.31% of accountable earnings for Fiscal Year 2009. These amounts add up to an aggregate amount of P$7,700,000.- which will be proposed at the shareholders’ meeting for approval as Board compensation for the 24-month period of service. In order to evaluate such proposal, the members of the Audit Committee considered the following:

a)	the roles, responsibilities and dedication of the members of the Board of Directors;

b)
that a new survey was conducted on the Autopista de Información Financiera of the Comisión Nacional de Valores regarding compensation paid to directors of other companies similar to Telecom Argentina during the last fiscal year reported by such companies. According to this survey, the fees proposed for Telecom Argentina directors would not exceed the average amount paid by these companies;

c)	the consistency of the current proposals with the previous fiscal years proposals, taking into account the term of Board service;

d)
that the total amount of fees proposed represent a reduced percentage of the Company’s accountable earnings for fiscal years 2008 and 2009, calculated according to the rules of the Comisión Nacional de Valores.

Based on the above, we consider that the compensation proposed by the Board of Directors for directors acting from April 29, 2008 to the date of the Shareholders Meeting is reasonable under the terms of the section 2, subsection d) of Chapter III of the Rules of the Comisión Nacional de Valores, taking into account their  responsibilities, representation, technical tasks, dedication, competence and professional reputation and the market value of their services.  We consider that such proposed compensation does not infringe any legal, regulatory or statutory provision applicable to the Company.

The Committee also considers reasonable, according to market practices, the proposal to authorize the Board of Directors to make advance payments to those directors acting during fiscal year 2010 for up to four million five hundred thousand pesos (P$4,500,000) and to eventually increase such amount in the event of inflation, contingent upon the decision of the Shareholders’ Meeting that reviews the documents for such fiscal year.

2)	Independent Auditor Fees for Fiscal Year 2009

The Board of Directors requested our opinion on the proposal to be submitted to the shareholders on the remuneration to be paid to Price Waterhouse & Co. S.R.L., for their services as Independent Auditors of the financial statements of Telecom Argentina for fiscal year 2009.  The proposal to be submitted for consideration at the Shareholders’ Meeting provides for the payment of three million four hundred and thirty thousand pesos (P$ 3,430,000.-) excluding VAT, of which one million six hundred and thirty thousand pesos (P$1,630,000) is assigned for fees related to audit tasks for the Company’s financial statements and one million eight hundred thousand pesos (P$1,800,000) related to fees for audit activities performed in connection with the certification under Section 404 of the Sarbanes Oxley Act.

The Audit Committee, considering that the fees proposed for the audit of the Financial Statements for fiscal year 2009 are appropriate in light of the importance, magnitude and quality of the tasks performed by the Independent Auditors, and that the proposed fees are within the range of fees approved by other listed companies similar to Telecom Argentina, concluded that the sum of one million six hundred and thirty thousand pesos (P$1,630,000) that the Board of Directors would propose for approval by the shareholders, was deemed reasonable.

Similarly, taking into account the complexity of the task and the specialization required for the Independent Auditors to perform the audit with respect to the certification under Section 404 of the Sarbanes Oxley Act, the Audit Committee concluded that the amount of one million eight hundred thousand pesos (P$1,800,000) that the Board of Directors proposed be approved at the Shareholders Meeting as compensation for the audit tasks performed was reasonable.

3)	Opinion on the Proposal to Appoint the Independent Auditors for Fiscal Year 2010

As noted in the Minutes of the Board No. 255, the Board of Directors will propose at the Annual Ordinary Shareholders Meeting the designation of the Accounting Firm Price Waterhouse & Co. S.R.L. (“Price”) as Auditors for the Financial Statements for fiscal year 2010, where Alejandro Frechou will act as regular Certified Public Accountant and Carlos Néstor Martínez will act as alternate.

The Audit Committee discussed the firm’s background and its performance in recent fiscal years and unanimously resolved to provide to the Board of Directors a favorable opinion of its proposal to designate Price as Independent Auditors for fiscal year 2010, for the same reasons stated in the reports issued in previous fiscal years, namely:

•
That Price is one of the most renowned and prestigious accounting firms, both locally and internationally.  Price has performed and continues to perform external audit functions for some of the largest companies and corporations, and therefore, has a vast experience in the field.

•
That, except for fiscal years 2001 and 2002, Price has acted as Independent Auditors for the financial statements of Telecom Argentina since the Company’s incorporation (in some fiscal years as joint-auditor) without receiving any complaint from regulators or shareholders. That during fiscal years 2004, 2005, 2006, 2007, 2008 and 2009, Price acted exclusively as the Company’s Independent Auditor, performing its activities in a satisfactory manner and with the required independence as stated in the annual reports submitted by this Committee to the Board of Directors of the Company.

•
That the professional solvency of Price’s partners and working group performing external audit tasks for Telecom Argentina and the knowledge that they have acquired about the Company, its accounts and internal controls, make it advisable that Price should continue to act as Independent Auditor, given that its cumulative experience, proven independence and the efficiency with which they have performed their functions, constitute a significant advantage of their performance in the new fiscal year.

4)	Report of the Amount of Expenses Incurred in Fiscal Year 2009 and Estimate of Resources Needed for the Operation of the Audit Committee in Fiscal Year 2010

As indicated above, the Board of Directors requested the Audit Committee to report expenses related to fiscal 2009, and to estimate the amount that should be proposed for approval at the Shareholders’ Meeting as budget for the operation of the Audit Committee during fiscal 2010.

First, the Committee reported that the amount of operating expenses for the fiscal year 2009 was two hundred and seventy-one thousand nine hundred and fifty pesos (P$ 271,950), which was lower than the estimated amount because certain contracts had been deferred, and also due to the absence of any unforeseeable events for which a reserve had been contemplated in the budget.

Continuing with discussions begun at previous meetings concerning its budget, the Audit Committee, given the tasks performed during the previous fiscal year, its trainings (particularly given those trainings related to the applicability of the new International Financial Reporting Standards or IFRS in Argentina), the current year’s estimated advisory needs, and the engagement of services required for the effective performance of its tasks and responsibilities, resolved to request that an operational budget of seven hundred and fifty thousand pesos (P$750,000) for fiscal year 2010 be approved at the Shareholders’ Meeting.

Domingo Jorge Messuti
Audit Committee
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 12, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer